UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                CERES GROUP INC.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    156772105
                                 --------------
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                            New York, New York 10153
                                 (212) 583-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2006
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                             Exhibit Index: Page 7

CUSIP No. 156772105                                           Page 2 of 10 Pages

1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

           Perry Corp.

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.     [  ]
                                             b.     [  ]
3   SEC Use Only
4   Source of Funds (See Instructions)

           WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           [  ]

6   Citizenship or Place of Organization

           New York

                         7      Sole Voting Power
Number of                            256,884
  Shares
Beneficially             8      Shared Voting Power
  Owned By                           0
  Each
Reporting                9      Sole Dispositive Power
  Person                             256,884
  With
                         10     Shared Dispositive Power
                                     0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                256,884

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                [  ]

13  Percent of Class Represented By Amount in Row (11)

                                0.77%

14  Type of Reporting Person (See Instructions)

                                IA, CO

CUSIP No. 156772105                                           Page 3 of 10 Pages



1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

           Richard C. Perry

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.     [  ]
                                             b.     [  ]
3   SEC Use Only
4   Source of Funds (See Instructions)

           WC

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           [  ]

6   Citizenship or Place of Organization

           Canada

                         7      Sole Voting Power
Number of                            256,884  (all shares beneficially owned by
  Shares                             Perry Corp.)
Beneficially
 Owned By                8      Shared Voting Power
  Each                               0
Reporting
 Person                  9      Sole Dispositive Power
  With                               256,884 (all shares beneficially owned by
                                     Perry Corp.)

                         10     Shared Dispositive Power
                                     0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                256,884

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                [  ]

13  Percent of Class Represented By Amount in Row (11)

                                 0.77%

14  Type of Reporting Person (See Instructions)

                                IN, HC

CUSIP No. 156772105                                           Page 4 of 10 Pages



This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Ceres Group Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, filed on May 5, 2006 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report that the Reporting Persons sold more than one percent of the outstanding shares of the Issuer as of July 31, 2006, and as of August 2, 2006, ceased to be the benencial owner of five percent or more of the Issuer's outstanding shares.

Item 2. Identity and Background.

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          This statement on Schedule 13D/A is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

          The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit C, which is incorporated herein by reference.

          During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

          (a) - (b) Perry Corp. is the indirect beneficial owner of 256,884 Shares, as of August 2, 2006, which constitutes 0.77% of the Issuer's outstanding Shares, based upon 33,317,892 Shares outstanding as of June 16, 2006, according to the issuers Schedule 14A filed with Securities and Exchange Commission on June 27, 2006. Perry Corp. has sole power to vote and sole power to dispose of 256,884 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

          (c) Except for the transactions listed on Exhibit B attached hereto, all of which were open market transactions made on the NASDAQ National Market, by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D/A by either Perry Corp. or Richard C. Perry.

          (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

          (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's outstanding shares on August 2, 2006.

CUSIP No. 156772105                                           Page 5 of 10 Pages



Item 7. Material to be Filed as Exhibits.

          Exhibit A - Joint Filing Agreement, dated as of May 4, 2006, by and among Perry Corp. and Richard C. Perry.

          Exhibit B - List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

          Exhibit C - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

CUSIP No. 156772105                                           Page 6 of 10 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  August 2, 2006                PERRY CORP.

                                     By:      Richard C. Perry
                                     Title:   President

                                              By: /s/ Michael C. Neus
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  August 2, 2006                RICHARD C. PERRY

                                     By:  /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact

CUSIP No. 156772105                                           Page 7 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.   Joint  Filing  Agreement,  dated as of May 4,  2006,  by and among Perry Corp. and Richard C. Perry..............................  8

B.   Schedule  of  transactions   effected  during  the  last  60
     days................................................................  9

C.   Executive  Officers and Directors of Perry Corp. (other than
     Richard C. Perry)................................................... 10

CUSIP No. 156772105                                           Page 8 of 10 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Ceres Group Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  May 4, 2006                   PERRY CORP.

                                     By:    /s/ Richard C. Perry
                                            ------------------------------------
                                     Name:  Richard C. Perry
                                     Title: President


Date:  May 4, 2006                   /s/ Richard C. Perry
                                     -------------------------------------------
                                     RICHARD C. PERRY

CUSIP No. 156772105                                           Page 9 of 10 Pages




                                    EXHIBIT B

            RECENT TRANSACTION IN THE SECURITIES OF CERES GROUP INC.


       For the Account of              Date of      Nature of      Number of
                                     Transaction   Transaction    Securities     Price
--------------------------------     -----------   -----------    ----------     -----
Perry Partners LP                     6/23/06        SELL          59,871       6.0029
Perry Partners International Inc.     6/23/06        SELL         123,445       6.0029
Perry Partners LP                     7/28/06        SELL          43,569       6.1000
Perry Partners International Inc.     7/28/06        SELL          89,831       6.1000
Perry Partners LP                     7/31/06        SELL          81,650       6.1100
Perry Partners International Inc.     7/31/06        SELL         168,350       6.1100
Perry Partners LP                     7/31/06        SELL          40,825       6.1100
Perry Partners International Inc.     7/31/06        SELL          84,175       6.1100
Perry Partners LP                     8/01/06        SELL         112,677       6.0958
Perry Partners International Inc.     8/01/06        SELL         232,323       6.0958
Perry Partners LP                     8/02/06        SELL          11,431       6.10
Perry Partners International Inc.     8/02/06        SELL          23,569       6.10
Perry Partners LP                     8/02/06        SELL         375,590       6.10
Perry Partners International Inc.     8/02/06        SELL         774,410       6.10
Perry Partners LP                     8/02/06        SELL          81,650       6.10
Perry Partners International Inc.     8/02/06        SELL         168,350       6.10


CUSIP No. 156772105                                          Page 10 of 10 Pages



                                    EXHIBIT C

  Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)



Name                            Title                                Citizenship
-------------------  ----------------------------------------------- -----------

Randall Borkenstein   Chief Financial Officer and Treasurer             USA
Michael C. Neus       General Counsel and Secretary                     USA
Paul Leff             Managing Director and Chief Investment Officer    USA
Carl Berg             Managing Director                                 USA
Lance Rosen           Managing Director                                 USA
Elizabeth Haase       Managing Director                                 USA
Daniel Goldring       Managing Director                                 USA
Alp Ercil             Managing Director                                 USA
Ori Uziel             Managing Director                                 USA